REPORT OF INDEPENDENT AUDITORS
AND FINANCIAL STATEMENTS

# TrioWave Technologies

January 20, 2022

# Table of Contents

Ilija Huljev
44-70 21st street, Suite 281
Long Island City, NY

Board of Directors
TrioWave Technologies

**Report of Independent Auditors**

I have reviewed the accompanying comparative balance sheet for TrioWave Technologies as of December 31, 2020 and December 20, 2019 and the related statements of income, statement of cash flow and statement of shareholder's equity for the periods then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for our report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not produced any income in the 2019 fiscal year, has significant intangible assets on the balance sheet, and has stated that substantial doubt exists about the Company's ability to continue as a going concern.

Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. My conclusion is not modified with respect to this matter.

Ilija Huljev, CPA
New York, NY
License #: 123671
1/20/2022

# TrioWave Technologies
## Balance Sheet Prev Year Comparison
### As of December 31, 2020

| | Dec 31, 20 | Dec 31, 19 | $ Change | % Change |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| **Checking/Savings** | | | | |
| **Checking at Wells Fargo Bank** | 1,282.38 | 1,020.06 | 262.32 | 25.7% |
| **Total Checking/Savings** | 1,282.38 | 1,020.06 | 262.32 | 25.7% |
| **Other Current Assets** | | | | |
| **Inventory Asset** | | | | |
| **FaceKARE Elite** | 19,074.00 | 2,890.00 | 16,184.00 | 560.0% |
| **PainKARE** | 1,996.00 | 0.00 | 1,996.00 | 100.0% |
| **PainKARE Patch** | 3,137.40 | 1,145.40 | 1,992.00 | 173.9% |
| **Product Consumable** | 4,000.00 | 4,000.00 | 0.00 | 0.0% |
| **Total Inventory Asset** | 28,207.40 | 8,035.40 | 20,172.00 | 251.0% |
| **Total Other Current Assets** | 28,207.40 | 8,035.40 | 20,172.00 | 251.0% |
| **Total Current Assets** | 29,489.78 | 9,055.46 | 20,434.32 | 225.7% |
| **Fixed Assets** | | | | |
| **Accumulated Depreciation** | -7,075.52 | -5,295.53 | -1,779.99 | -33.6% |
| **Intangible Properties** | | | | |
| **FDA 510K K151034** | 80,217.00 | 80,217.00 | 0.00 | 0.0% |
| **Patents 9889296 9220894** | 35,555.37 | 35,555.37 | 0.00 | 0.0% |
| **Product Dev On FDA and Patents** | 1,951,142.16 | 1,951,142.16 | 0.00 | 0.0% |
| **Total Intangible Properties** | 2,066,914.53 | 2,066,914.53 | 0.00 | 0.0% |
| **Total Fixed Assets** | 2,059,839.01 | 2,061,619.00 | -1,779.99 | -0.1% |
| **Other Assets** | | | | |
| **Licenses and Permits** | 9,884.00 | 9,034.00 | 850.00 | 9.4% |
| **Total Other Assets** | 9,884.00 | 9,034.00 | 850.00 | 9.4% |
| **TOTAL ASSETS** | **2,099,212.79** | **2,079,708.46** | **19,504.33** | **0.9%** |
| **LIABILITIES & EQUITY** | | | | |
| **Liabilities** | | | | |
| **Current Liabilities** | | | | |
| **Credit Cards** | | | | |
| **Credit Card at Wells Fargo Bank** | 495.75 | 3,765.14 | -3,269.39 | -86.8% |
| **Total Credit Cards** | 495.75 | 3,765.14 | -3,269.39 | -86.8% |
| **Total Current Liabilities** | 495.75 | 3,765.14 | -3,269.39 | -86.8% |

# TrioWave Technologies
## Balance Sheet Prev Year Comparison
### As of December 31, 2020

| | Dec 31, 20 | Dec 31, 19 | $ Change | % Change |
|---|---|---|---|---|
| **Long Term Liabilities** | | | | |
| **Loan - Inventory Purchase** | 28,207.40 | 8,035.40 | 20,172.00 | 251.0% |
| **Total Long Term Liabilities** | 28,207.40 | 8,035.40 | 20,172.00 | 251.0% |
| **Total Liabilities** | 28,703.15 | 11,800.54 | 16,902.61 | 143.2% |
| **Equity** | | | | |
| **Capital Stock** | | | | |
| **Additional Pain-In Capital** | 381,612.68 | 379,412.68 | 2,200.00 | 0.6% |
| **Par Value $0.001 x 5M share** | 4,000.00 | 4,000.00 | 0.00 | 0.0% |
| **Total Capital Stock** | 385,612.68 | 383,412.68 | 2,200.00 | 0.6% |
| **Other Equity** | 1,915,000.00 | 1,915,000.00 | 0.00 | 0.0% |
| **Retained Earnings** | -230,504.76 | -225,970.83 | -4,533.93 | -2.0% |
| **Net Income** | 401.72 | -4,533.93 | 4,935.65 | 108.9% |
| **Total Equity** | 2,070,509.64 | 2,067,907.92 | 2,601.72 | 0.1% |
| **TOTAL LIABILITIES & EQUITY** | **2,099,212.79** | **2,079,708.46** | **19,504.33** | **0.9%** |

# TrioWave Technologies
# Profit & Loss Prev Year Comparison
## January through December 2020

| | Jan - Dec 20 | Jan - Dec 19 | $ Change | % Change |
|---|---|---|---|---|
| **Ordinary Income/Expense** | | | | |
| **Income** | | | | |
| **Sales** | 6,539.99 | 0.00 | 6,539.99 | 100.0% |
| **Total Income** | 6,539.99 | 0.00 | 6,539.99 | 100.0% |
| **Cost of Goods Sold** | | | | |
| **Service/Labor Purchased** | 32.00 | 0.00 | 32.00 | 100.0% |
| **Shipping, Freight & Delivery** | 68.91 | 10.05 | 58.86 | 585.7% |
| **Total COGS** | 100.91 | 10.05 | 90.86 | 904.1% |
| **Gross Profit** | 6,439.08 | -10.05 | 6,449.13 | 64,170.5% |
| **Expense** | | | | |
| **Advertising and Promotion** | 1,627.91 | 0.00 | 1,627.91 | 100.0% |
| **Amortization Expense** | 1,779.99 | 1,779.99 | 0.00 | 0.0% |
| **Bank Service Charges** | 234.48 | 236.40 | -1.92 | -0.8% |
| **Computer and Internet Expenses** | 29.99 | 118.80 | -88.81 | -74.8% |
| **Interest Expense** | 414.92 | 561.93 | -147.01 | -26.2% |
| **Marketplace Fees** | 119.97 | 105.39 | 14.58 | 13.8% |
| **Meals and Entertainment** | 0.00 | 51.86 | -51.86 | -100.0% |
| **Office Supplies** | 103.25 | 112.67 | -9.42 | -8.4% |
| **Rent Expense** | 384.00 | 0.00 | 384.00 | 100.0% |
| **Travel Expense** | 1,196.65 | 1,526.84 | -330.19 | -21.6% |
| **Utilities** | 146.20 | 30.00 | 116.20 | 387.3% |
| **Total Expense** | 6,037.36 | 4,523.88 | 1,513.48 | 33.5% |
| **Net Ordinary Income** | 401.72 | -4,533.93 | 4,935.65 | 108.9% |
| **Net Income** | **401.72** | **-4,533.93** | **4,935.65** | **108.9%** |

# TrioWave Technologies
## Statement of Cash Flows
### January through December 2020

| | Jan '19 - Dec 20 |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | -4,132.21 |
| **Adjustments to reconcile Net Income to net cash provided by operations:** | |
| **Inventory Asset:FaceKARE Elite** | -19,074.00 |
| **Inventory Asset:PainKARE** | -1,996.00 |
| **Inventory Asset:PainKARE Patch** | -3,137.40 |
| **Inventory Asset:Product Consumable** | -4,000.00 |
| **Credit Card at Wells Fargo Bank** | -6,100.18 |
| **Net cash provided by Operating Activities** | -38,439.79 |
| **INVESTING ACTIVITIES** | |
| **Accumulated Depreciation** | 3,559.98 |
| **Intangible Properties:Patents 9889296 9220894** | -400.00 |
| **Licenses and Permits** | -1,675.00 |
| **Net cash provided by Investing Activities** | 1,484.98 |
| **FINANCING ACTIVITIES** | |
| **Loan - Inventory Purchase** | 28,207.40 |
| **Capital Stock:Additional Pain-In Capital** | 8,084.00 |
| **Net cash provided by Financing Activities** | 36,291.40 |
| **Net cash increase for period** | -663.41 |
| **Cash at beginning of period** | 1,945.79 |
| **Cash at end of period** | **1,282.38** |

TrioWave Technologies

# Statement of Stockholder's Equity for the year ending December 31, 2020

**January through December 2020**

| | Shares | Paid-In Capital | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Beginning Balance January 1 | | | | | |
| Contributions | 4,000,000 | 4,000 | 381,612.68 | -230,504.76 | 151,107.92 |
| Other gain (loss) | | | | 0 | 0 |
| Net Income | | | | 401.72 | 401.72 |
| Ending Balance December 31 | 4,000,000 | 4,000 | 381,612.68 | -230,094.04 | 151509.64 |

Note:

1. Only one class of common stock
2. Total shares 5,000,000, with par value $0.001 each

**Management's Discussion and Analysis**

TrioWave Technologies (the "Company") is currently in the process of sourcing financing to fund its product development plan and sales program. Management believes that with the initiatives inplace to obtain financing they will be able to execute their customer acquisition, sales, and operational strategy.

**Note 1 – Nature of Business**

TrioWave Technologies, was founded in 2014 as a research & development and manufacturing company aiming at medical class devices using biostimulation technology for chronic diseases. Currently, there are two series of product, 'PainKARE' for chronic pains and 'FaceKARE' for aged face rejuvenation for purposes of looking younger. The products were developed in compliance with FDA 510K clearance for legally selling medical class products in United States.

The asset for FDA 510K includes US FDA authorized lab testing, application generation cost, consultation for engineering support, and the FDA annual fee. All activities were performed in the United States and were paid in cash by TrioWave in early 2016.

The patent assets were costs incurred from a United States law firm for patent applications applied in products. All activities were performed in US and paid in cash by TrioWave by the endof 2017.

The asset of product (FDA 510K, patented) includes hardware design/diagram, software, mechanical design, and production procedure/guideline, and is ready for production. The development started in 2013 and completed early 2019. All activities were performed by overseas entity, with majority funding by US owner, over $2.5M. Due to pandemic, overseas entity closed so US owner took this asset to TrioWave company, under category of other equity.

**Note 2 – Going Concern**

The Company has generated no revenue from during the 2019 fiscal year and only minimal sales in the 2020 fiscal year, considering the large carrying amount of Intangible Assets. In addition, the company currently represents an accumulated Retained Deficit of $230,504.76 as of the end of the 2020 fiscal year.

**Note 3 – Summary of Significant Accounting Policies**

**Basis of accounting** – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's policy is to maintain it books using the accrual method of accounting. Under the accrual method of accounting, revenue is recognized when services are rendered, and expenses are recognized as costs are incurred.

**Intangible Assets** – The Company's intangible assets consist primarily of the FDA 510k clearance asset and its related patents granted by the US Patent office. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The US Patents asset has been determined to have a 20-year useful life. The Company measures its intangible assets in accordance with ASC 350 and the accompanying subsections.

**Inventory** – Inventory is valued at lower of cost or market value; and purchased with a margin that accounts for marketing expenses. TrioWave Technologies should consider putting internal controls that regularly assess the value of inventory for potential write-offs (or in some rarecases, increases).

**Revenue recognition** – Revenue is recognized when realized, services rendered, or products shipped per the accrual basis of accounting

**Operating expenses** – Operating costs are expensed as incurred.

**Note 4 – Common Stock**

Under the articles of incorporation, the total number of common shares of stock that the corporation shall have authority to issue is five million (5,000,000), $0.001 par value per share. As of December 31, 2020, 4 million (4,000,000) shares have been issued and are outstanding.